UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July, 2024 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

1 Santander UK Group Holdings plc The information contained in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2024 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2023. A list of abbreviations is included at the end of this statement. Santander UK Group Holdings plc Quarterly Management Statement for the six months ended 30 June 2024 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk For more information: See Investor Update presentation www.santander.co.uk

2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “We remain focused on supporting our customers and delivering products and services that help them make the most of their money. Our expanded digital offer – including OneApp, our new mobile banking app which has new functionality for an improved customer experience – is making it easier to use our services. We’re also offering competitive savings rates and improved access to mortgage financing. Our retail customers have responded by ranking us second in the NPS survey of UK banks. “We’ve seen an increase in customers choosing our products with more businesses using Banco Santander’s global network to trade abroad and continued success with our Edge current account. We will continue to leverage the scale and expertise of Banco Santander to ensure we’re offering customers innovative and sustainable products. Looking ahead, we remain well positioned to support our retail and business customers as they benefit from the fall in inflation and improving economic picture. “Our first half financial results were in line with our expectations, with a more positive trajectory reflecting improvements in the second quarter. Banking NIM increased by 2bps and strengthened as the quarter evolved. Our continued prudent approach to risk and balance sheet management means we remain well capitalised with a CET1 capital ratio of 15.2% after dividends and we expect the impact of our pricing actions and the increasing yield from the structural hedge to provide Banking NIM tailwinds in H2-24.” H1-24 financial and business highlights We continued to help and support our customers ▪ Delivered our new mobile banking app to six million UK customers, following introduction across Spain, Portugal and Poland. ▪ NPS1 rank improved to 2nd for Retail and remained 1st for Business & Corporate, reflecting our focus on customer service. ▪ Working towards completion of Consumer Duty Phase 2 by 31 July 2024, to ensure continued delivery of good customer outcomes. ▪ Grew our CCB business with 320 new clients, providing connections to our global network to support their UK and overseas growth. Second quarter performance improved with Q2-24 profit before tax up to £413m (Q1-24: £391m) ▪ Q2-24 Banking NIM of 2.09% improved 2bps QoQ with a strong end of the quarter. Net interest income stable in the quarter following active margin management. ▪ Q2-24 CIR of 55% improved 2pp QoQ, with stable income and lower costs returning to positive operating jaws. ▪ Q2-24 cost of risk flat at 8bps QoQ with low arrears, positioning us well as we exit the period of higher inflation and bank rate. ▪ Delivered improvements from our transformation programme, through simplifying our business and automating processes. Half yearly profit before tax of £804m (H1-23: £1,173m), with RoTE of 10.9% (2023: 14.4%) ▪ Net interest income down 11%, largely due to higher customer deposit costs. ▪ Operating expenses up 5%, following further investment in efficiency and customer experience and two years of high inflation. ▪ Credit impairment charges down 43% and cost of risk down to 8bps (H1-23: 14bps), given the improved economic outlook. ▪ Stage 3 ratio of 1.57%, up 8bps from Dec-23, due to a smaller mortgage book and additional single name cases in CCB. Customer loans and deposits reduced following further disciplined pricing actions, with LDR of 109% (Dec-23: 108%) ▪ While H1-24 mortgage loans reduced by £4.4bn, we saw improved new business margins and gross lending in the second quarter. ▪ Customer deposits reduced by £5.6bn in H1-24, following savings outflows due to repricing actions taken in Q2-24. Strong liquidity, capital and funding ▪ LCR of 147% reduced following TFSME repayments (Dec-23: 162%) with liquidity pool of £49.1bn (Dec-23: £50.9bn). ▪ In Jun-24 we paid £556m in interim dividends. ▪ CET1 capital ratio of 15.2% (Dec-23: 15.2%) and UK leverage ratio of 4.9% (Dec-23: 5.1%), well above minimum requirements. ▪ Stable and diversified wholesale funding programmes. Looking ahead ▪ We intend to continue to prioritise profitability, capital generation and our core banking franchise in 2024, through planned balance sheet optimisation, resulting in lower mortgage lending and customer deposits. ▪ Pricing actions taken and increasing yield from the structural hedge positively impacted Banking NIM towards the end of Q2-24, providing a tailwind into H2-24. 1. See page 11 for more on NPS.

Income statement and balance sheet

Summarised consolidated income statement

	H1-24 £m	H1-23 £m	Change %	Q2-24 £m	Q1-24 £m	Change %
Net interest income	2,105	2,361	*(11)*	1,052	1,053	-
Non-interest income[1]	196	297	*(34)*	101	95	*6*
Total operating income	**2,301**	**2,658**	***(13)***	**1,153**	**1,148**	**-**
Operating expenses[2]	(1,294)	(1,232)	*5*	(639)	(655)	*(2)*
Credit impairment (charges) / write-backs	(60)	(105)	*(43)*	(41)	(19)	*116*
Provisions for other liabilities and charges	(143)	(148)	*(3)*	(60)	(83)	*(28)*
Profit before tax	**804**	**1,173**	***(31)***	**413**	**391**	***6***
Tax on profit	(207)	(315)	*(34)*	(104)	(103)	*1*
Profit after tax	**597**	**858**	***(30)***	**309**	**288**	***7***
Banking NIM	2.08%	2.21%	-13bps	2.09%	2.07%	2bps
CIR	56%	46%	10pp	55%	57%	-2pp

Q2-24 profit before tax up 6% vs Q1-24

- Net interest income stabilised in the second quarter following active margin management.
- Non-interest income increased 6% in the quarter following higher fees.
- Operating expenses[2] down 2% following simplification and automation.
- Credit impairment charges up 116%, following lower releases than in Q1-24.
- Provisions for other liabilities and charges down 28% following the recognition of the annual Bank of England Levy in Q1-24.

H1-24 profit before tax down 31% vs H1-23

- Net interest income down 11%, largely due to higher customer deposit costs.
- Non-interest income down 34%, primarily due to the H1-23 revaluation gain of our shares in Euroclear which was not repeated and lower operating lease income in Consumer Finance.
- Operating expenses[2] up 5%, following two years of high inflation and further investment in efficiency and customer experience.
- Credit impairment charges down 43%, given the improved economic outlook with lower unemployment and higher house prices now expected.
- Tax on profit decreased 34%, reflecting the reduction in profit.

Summarised balance sheet	**30.06.24 £bn**	**31.12.23 £bn**
Customer loans	201.7	206.7
Other assets	69.7	75.4
Total assets	**271.4**	**282.1**
Customer deposits	188.0	193.6
Total wholesale funding	52.6	55.8
Other liabilities	16.3	17.7
Total liabilities	**256.9**	**267.1**
Shareholders' equity[4]	14.5	15.0
Total liabilities and equity	**271.4**	**282.1**

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Operating expenses before credit impairment (charges) / write-backs, provisions for other liabilities and charges.
3. Not used.
4. Decrease in shareholders' equity largely a result of rising SONIA rates on cash flow hedging, reducing the fair value of derivatives relating to the structural hedge.

3 Santander UK Group Holdings plc

Customer balance sheet analysis

Customer loans	30.06.24				31.12.23			
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
	£bn	%	%	%	£bn	%	%	%
Retail & Business Banking	177.4	*87.7*	*11.1*	*1.28*	182.3	*88.3*	*10.5*	*1.27*
- Mortgages	170.8	*87.9*	*11.0*	*1.18*	175.2	*88.5*	*10.4*	*1.16*
- Credit Cards	2.6	*80.1*	*17.9*	*3.32*	2.7	*85.4*	*12.9*	*2.95*
- UPLs	2.1	*90.2*	*8.3*	*1.48*	2.1	*84.4*	*14.3*	*1.32*
- Overdrafts	0.4	*48.7*	*44.7*	*7.55*	0.5	*43.9*	*50.1*	*6.73*
- Business Banking	1.5	*86.2*	*6.7*	*7.16*	1.8	*86.5*	*6.3*	*7.25*
Consumer Finance	4.9	*93.0*	*6.2*	*0.75*	5.2	*93.1*	*6.3*	*0.53*
Corporate & Commercial Banking	18.1	*82.8*	*12.9*	*4.71*	17.9	*77.1*	*19.1*	*4.14*
Corporate Centre	1.3	*99.8*	*0.1*	*0.10*	1.3	*99.8*	*0.1*	*0.10*
Total	**201.7**	***87.5***	***11.1***	***1.57***	**206.7**	***87.5***	***11.1***	***1.49***

Arrears over 90 days past due %	Mortgages	Credit cards	UPL	Overdrafts	Business Banking	Consumer Finance	CCB
30 June 2024	0.84	0.54	0.85	2.58	4.13	0.52	1.30
31 December 2023	0.80	0.51	0.73	2.43	4.15	0.43	1.04

Loans in Stage 2 compared to 2023 affected by SICR changes

- Loans in Stage 2 and 3 remain low compared to historic trends although, as expected we have seen an increase in arrears in H1-24.
- While underlying asset quality remains good, we have seen an impact from changes to our SICR criteria. These were updated in Q2-24 and increased Stage 2 loans for mortgages and credit cards.

Prudent approach to risk evident across portfolios

- Mortgages: average stock LTV of 51% (Dec-23: 51%) and average new loan size of £234k (2023: £228k). Arrears from recent internal transfers remains low, with less than 1% of customers entering arrears within 12 months.
- Credit Cards: 57% (2023: 55%) of customers repay full balance each month. UPL: average customer balances £6k (2023: £6k). Overdrafts: relatively small balance of £0.4bn, down from £0.5bn in 2023.
- Business Banking: includes £1.4bn (Dec-23: £1.7bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 92% (Dec-23: 87%) of lending is collateralised on the vehicle.
- CCB: customers largely resilient to macro-economic and inflationary pressures, with a small uptick in watchlist and stage 3 exposures.

ECL provision

- ECL provision decreased by £34m to £960m (2023: £994m) with a £37m release of judgemental adjustments related to cost of living and a change in our economic assumptions and weightings.
- The changes from SICR and model changes increased Stage 2 exposures by £0.7bn across all portfolios, with only a modest impact on ECL of £30m. We also implemented second generation models for mortgages and CCB resulting in a £23m release.
- 6-month gross write-off utilisation of £98m largely driven by unsecured retail (H1-23: £97m; 12-month 2023: £232m).

Customer deposits	30.06.24	31.12.23
	£bn	£bn
Retail & Business Banking	151.0	158.3
- Current accounts	62.8	65.0
- Savings accounts	73.2	77.5
- Business banking accounts	9.7	10.6
- Other retail products	5.3	5.2
Corporate & Commercial Banking	25.4	24.1
Corporate Centre	11.6	11.2
Total	**188.0**	**193.6**

4 Santander UK Group Holdings plc

Economic scenarios and ECL

Economic scenarios updated in Q2-24 to reflect the latest market data including expectations for inflation and base rate trajectory

- Our Base Case has been updated to reflect strong growth seen in Q1-24; we now forecast two bank rate cuts rather than three later in 2024; this contributes to a slower rise in house price growth.
- Downside 1 and Downside 2 scenarios capture the impact of continuing weaker investment, the increasing risk from geopolitical events and the ongoing significant mismatch between job vacancies and skills, as well as a smaller labour force.
- The Stubborn Inflation scenario reflects the possibility that inflation remains above the Bank of England target, leading to further base rate increases. This adds to cost of living pressures creating weak consumer demand.
- The Upside scenario incorporates a quicker economic recovery.
- In Q2-24 we increased the Downside 1 scenario weighting by 5pp, offset by a reduction in the weighting for the Stubborn Inflation scenario by 5pp due to the easing of inflationary pressures.

Economic scenarios 30 June 2024[1]		Upside %	Base Case %	Downside 1 %	Stubborn Inflation %	Downside 2 %	Weighted %
GDP (calendar year annual growth rate)	2024	1.1	0.8	0.6	-0.5	-1.2	0.5
	2025	2.1	1.3	0.4	-1.4	-3.5	0.5
	2026	2.4	1.5	0.3	0.0	0.0	1.0
	2027	2.5	1.4	0.3	0.7	1.9	1.3
	2028	2.5	1.4	0.2	0.8	2.7	1.4
	Start to trough[2]	n.a.	n.a.	n.a.	-2.4	-5.2	n.a.
Base rate (At 31 December)	2024	4.50	4.75	5.50	6.00	4.00	4.93
	2025	3.50	3.75	4.25	5.75	2.00	3.85
	2026	3.00	3.50	3.25	4.00	2.00	3.30
	2027	3.00	3.00	3.00	3.00	2.50	2.95
	2028	3.00	3.00	3.00	3.00	3.00	3.00
	5-year Peak	5.25	5.25	5.50	6.00	5.25	5.25
HPI (Q4 annual growth rate)	2024	9.1	2.5	-1.7	-4.4	-9.2	0.4
	2025	8.7	3.0	-5.0	-9.0	-16.5	-0.8
	2026	8.0	3.0	-2.3	-4.2	-9.2	1.0
	2027	7.4	3.0	1.2	3.8	5.8	3.5
	2028	4.8	3.0	2.7	5.1	8.4	3.7
	Start to trough[2]	n.a.	n.a.	-10.9	-18.9	-33.0	-2.7
Unemployment (At 31 December)	2024	4.2	4.4	4.4	4.9	6.6	4.7
	2025	4.1	4.3	4.7	5.8	8.3	4.9
	2026	4.0	4.2	5.1	6.1	7.7	4.9
	2027	4.0	4.2	5.5	6.2	7.1	4.9
	2028	4.0	4.2	5.8	6.3	6.5	4.9
	5-year Peak	4.3	4.4	6.0	6.3	8.5	4.9
CRE price growth (Q4 annual growth rate)	2024	1.3	-0.5	-1.7	-4.7	-6.7	-1.6
	2025	2.2	0.5	-0.9	-1.2	-2.2	0.0
	2026	4.2	3.1	2.0	3.9	3.3	3.1
	2027	3.4	2.7	2.4	3.9	4.2	3.0
	2028	2.6	2.3	2.4	3.3	4.3	2.6
	Start to trough[2]	n.a.	n.a.	-2.0	-5.7	-8.5	-1.4
Weight Jun-24		10%	50%	20%	10%	10%	100%
Weight Mar-24		10%	50%	15%	15%	10%	100%
Weight Dec-23		10%	50%	10%	20%	10%	100%

ECL 30 June 2024 (100% weight to each scenario)	Upside £m	Base Case £m	Downside 1 £m	Stubborn Inflation £m	Downside 2 £m	Weighted £m
Retail & Business Banking	383	437	567	655	1,040	513
Consumer Finance	69	69	70	72	72	70
Corporate & Commercial Banking	329	338	357	412	435	377
Total	**781**	**844**	**994**	**1,139**	**1,547**	**960**

1. Our Q2-24 forecast used for ECL calculation.
2. GDP, HPI and CRE start is taken from level at Q1-24.

5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	30 June 2024		31 December 2023	
	£bn	%	£bn	%
CET1 capital	10.4	15.2	10.5	15.2
Total qualifying regulatory capital	14.5	21.3	14.8	21.4
UK leverage (T1 capital)	12.4	4.9	12.5	5.1
RWA	68.3	-	69.1	-
LDR	-	109	-	108
Liquid assets / LCR	49.1	147	50.9	162
Total wholesale funding and AT1	55.0	-	58.0	-
- of which term funding	47.0	-	50.4	-
- of which TFSME	13.0	-	17.0	-
Wholesale funding with a residual maturity less than one year	10.2	-	11.9	-

Capital ratios well above regulatory requirements

- The CET1 capital ratio remained stable at 15.2% following £556m interim dividends paid in Jun-24.
- UK leverage exposure increased slightly to £251.4bn (Dec-23: £247.2bn) as a result of optimisation of liquid assets.
- RWAs decreased slightly following active balance sheet management.
- We remain very strongly capitalised with significant headroom to minimum requirements and MDA.

Strong liquidity position

- Strong LCR of 147%, (Dec-23: 162%), reduced following TFSME repayments with £15.5bn surplus LCR eligible liquid assets to requirement. NSFR[1] of 137%, (Dec-23: 138%).
- LCR eligible liquidity pool of £49.1bn (Dec-23: £50.9bn), includes £29.2bn cash and central bank reserves (Dec-23: £38.4bn).
- Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Diversified funding across well-established issuance programmes

- LDR of 109% (Dec-23: 108%), following further disciplined pricing actions, with mortgage lending down £4.4bn and customer deposits down £5.6bn.
- Issued c.£5.1bn Sterling equivalent medium-term funding from Santander UK plc.

Structural hedge evolution

- Santander UK plc's structural hedge position increased, with c.£114bn at Jun-24 (Dec-23: c.£106bn), and duration of c.2.5 years (Dec-23: c.2.4 years). We are well positioned for expected bank rate reductions.
- The overall contribution to income has increased as maturities were replaced with higher yielding term assets. Over the medium term, we expect the overall contribution of the structural hedge to stabilise.

1. NSFR is latest data available, May-24.

6 Santander UK Group Holdings plc

Summary segmental information

Segmental analysis H1-24	Customer loans	Customer deposits	RWA	Profit / (loss) before tax
	£bn	£bn	£bn	£m
Retail & Business Banking	177.4	151.0	43.2	601
Consumer Finance	4.9	-	7.5	57
Corporate & Commercial Banking[1]	18.1	25.4	12.9	224
Corporate Centre	1.3	11.6	4.7	(78)
Total	**201.7**	**188.0**	**68.3**	**804**

Segmental analysis H1-23	Customer loans	Customer deposits	RWA	Profit / (loss) before tax
	£bn	£bn	£bn	£m
Retail & Business Banking	185.9	155.7	44.5	885
Consumer Finance	5.3	-	7.7	89
Corporate & Commercial Banking[1]	18.4	23.5	14.5	270
Corporate Centre	1.2	11.5	5.3	(71)
Total	**210.8**	**190.7**	**72.0**	**1,173**

Retail & Business Banking

- Profitability decreased with higher costs of deposits seen across the market. Pricing actions on deposits started to impact margins in the second quarter and will provide a tailwind in H2-24.

Consumer Finance

- Lower lending than H1-23, as a decision was made to focus on value and capital generation.

Corporate & Commercial Banking

- Growth from high value new to bank clients and balance sheet management. Focus on clients' international needs, connecting 1,500 companies to our global network to support their international growth in 2024.

FCA review of Motor Finance commission

In January 2024, the FCA initiated a review of historical commission arrangements between motor finance firms and dealers. While it is possible that certain charges may be incurred in relation to the FCA's review or related existing or future county court claims, Financial Ombudsman Service (FOS) complaints and the Competition Appeal Tribunal (CAT) proceedings, it is not considered that a legal or constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at this stage. The resolution of such matters is not possible to predict with any certainty and there remain significant inherent uncertainties regarding the existence, scope and timing of any possible outflow which make it impracticable to disclose the extent of any potential financial impact.

1. CCB customer loans includes £4.9bn of CRE loans (H1-23: £4.6bn).

7 Santander UK Group Holdings plc

8 Santander UK Group Holdings plc Appendix a) Calculations ▪ Banking NIM: Annualised net interest income divided by average customer loans for the period. (H1-24: £203,826m; H1-23: £215,299m). ▪ Cost of risk: Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months. (H1-24: £206,224m; H1-23: £217,241m). ▪ CIR: Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income. ▪ Non-interest income: Net fee and commission income plus other operating income. ▪ Stage 3 ratio: The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. ▪ RoTE: Annualised profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. Detailed RoTE calculation H1-24 2023 £m £m Annualised profit after tax 1,201 1,596 Less non-controlling interests of annual profit - - Profit due to equity holders of the parent (A) 1,201 1,596 H1-24 2023 £m £m Average shareholders' equity 14,719 14,839 Less average AT1 securities (2,148) (2,196) Average ordinary shareholders' equity 12,571 12,643 Average goodwill and other intangible assets (1,535) (1,549) Average tangible equity (B) 11,036 11,094 RoTE (A/B) 10.9% 14.4%

b) Additional mortgage information

	30.06.24	31.12.23
Stock average LTV[1]	51%	51%
New business average LTV[1]	65%	66%
London lending new business average LTV[1]	64%	65%
BTL proportion of loan book	9%	9%
Fixed rate proportion of loan book	89%	89%
Variable rate proportion of loan book	8%	8%
SVR proportion of loan book	2%	2%
FoR proportion of loan book	1%	1%
Proportion of customers with a maturing mortgage retained[2]	77%	77%
Average loan size (stock)[3]	£190k	£188k
Average loan size (new business)	£234k	£228k

- £70.5bn of new business and internal transfers were priced in 2023 and H1-24, and by the end of the year a further £17bn will reach end of incentive period.

c) Interest rate risk

Net interest income sensitivity[4]	H1-24 £m	2023 £m
+100bps	122	218
-100bps	(122)	(220)

- The table above shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

d) Summarised changes to CET1 capital ratio in H1-24

	CET1 capital ratio %
31 December 2023 CET1 capital ratio	15.2
Profit	+0.9pp
Dividends and AT1 coupons	-0.9pp
Expected loss less provisions and pension	-0.2pp
RWA growth and other	+0.2pp
30 June 2024 CET1 capital ratio	**15.2**

e) CET1 capital ratio MDA trigger (headroom 3.9%)

	Minimum %
Pillar 1	4.5
Pillar 2A	2.3
Capital conservation buffer	2.5
Countercyclical capital buffer	2.0
Current MDA trigger	**11.3**

1. Balance weighted LTV.
2. Applied to mortgages three months post maturity and is calculated as a 12-month average of retention rates to Mar-24 and Dec-23 respectively.
3. Average initial advance of existing stock.
4. Based on modelling assumptions of repricing behaviour.

9 Santander UK Group Holdings plc

10 Santander UK Group Holdings plc List of abbreviations AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standards JA Judgemental Adjustment LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio PD Probability of Default PRA Prudential Regulation Authority QoQ Quarter-on-quarter RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SICR Significant Increase in Credit Risk SONIA Sterling Overnight Index Average SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured personal loans

11 Santander UK Group Holdings plc Retail NPS: NPS ranked 2nd for Retail Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,038 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 30 June 2024, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. June 2024: NPS ranked 2nd for Retail, we note a margin of error which impacts those from 2nd to 4th and makes their rank statistically equivalent. June 2023: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 7th and makes their rank statistically equivalent. Business & Corporate NPS: NPS ranked 1st for Business & Corporate Business & Corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,327 interviews made in twelve months ended 21 June 2024 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. June 2024: NPS ranked 1st for Business & Corporate. June 2023: NPS ranked 1st for Business & Corporate. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2024, the bank had around 19,600 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first quarter of 2024, Banco Santander had €1.3 trillion in total funds, 166 million customers, 8,400 branches and 211,000 employees. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 255 of the Santander UK Group Holdings plc 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 5 March 2024. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 24 July 2024 By / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer